Exhibit 99.1

Aphria Inc. Announces Third Consecutive Quarter of Positive Adjusted EBITDA and a 46% Increase in Adult-Use Cannabis Revenue From Prior Quarter

Adjusted EBITDA from Cannabis Operations of $3.4 Million Increased 155% from Prior Quarter
Strengthened Balance Sheet and Cash Position
Received EU GMP compliance confirmation for ARA-Avanti Rx Analytics
Updates Fiscal Year 2020 Outlook

LEAMINGTON, ON, Jan. 14, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today reported its results for the second quarter ended November 30, 2019. All amounts are expressed in thousands of Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts. The Company also announced that Irwin D. Simon, will officially remove "interim" from his title, effective today. In addition to his responsibilities as Aphria's Chairman of the Board, Mr. Simon had been serving as Interim Chief Executive Officer since February 2019.

"We are very pleased with our strong growth and execution in Canada demonstrated by our increase in adult-use cannabis revenue and positive adjusted EBITDA as a result of our compelling brands and market positioning," stated Irwin D. Simon, Chairman and Chief Executive Officer. "We are continuing to expand our capabilities internationally with solid progress during the quarter in Germany and South America and look to monetize non-core assets. We are confident in our market position and our ability to generate sustainable profit growth. I am honoured to continue to work closely with our tremendous team around the world to fuel growth and value for all of our stakeholders. Going forward, we believe our brands, cultivation expertise, cash position and balance sheet will continue to differentiate us in the cannabis industry, and we remain focused on the highest return opportunities for growth."

Key Operating Highlights

  Revenue for adult-use cannabis of $29.0 million in the second quarter, an increase of 46% from prior quarter.
  Net cannabis revenue of $33.7 million in the second quarter, an increase of 9% from prior quarter.
  Net revenue of $120.6 million in the second quarter, an increase of 457% from prior year quarter and decrease of 4% from prior quarter.
  Net loss of $7.9 million, however reported positive adjusted EBITDA of $1.9 million in the second quarter.
  Adjusted EBITDA from cannabis operations of $3.4 million in the second quarter, an increase of 155% from the prior quarter.
  Ended quarter with a strong balance sheet and liquidity, including $497.7 million of cash and cash equivalents, to fund planned Canadian and International growth.
  Received cultivation license for its subsidiary Aphria Diamond, featuring 1.3 million square feet of greenhouse production.
  Recognized for seven awards at the 6th Annual Canadian Cannabis Awards with all five of Aphria's medical and recreational brands receiving awards, as well as Broken Coast's Master Grower, Kevin Anderson, winning 'Master Grower' accolades and Aphria's Solei's CBN Renew oil 'Innovation of the Year'.
  Elected Jodi Butts to the Board of Directors.
  Strengthened executive leadership team with key appointments and promotions.
  Secured an $80 million senior secured credit facility for Aphria Diamond, strengthening the balance sheet without being dilutive to shareholders.

Subsequent Events

  Received confirmation of compliance with the requirements of the European Union's Commission Directive 2003/94/EC relating to the Good Manufacturing Practices in respect of medicinal products for human use and investigational medicinal products for human use, from the Malta Medicines Authority at the Company's ARA - Avanti Rx Analytics.
  Company's Jamaican subsidiary Marigold Projects Jamaica Limited ("Marigold") received a Processing (Tier 1) Licence from Jamaica's Cannabis Licensing Authority ("CLA") which permits the processing of cannabis-based products for medical, therapeutic and scientific purposes.
  Marigold also received its second Retail (Herb House) licence from Jamaica's CLA to open a store in Negril, Jamaica.

Key Financial Highlights

	Three months ended	Three months ended
	November 30, 2019	November 30, 2018
Net revenue	$120,600	$21,668
Gross profit	$39,589	$5,983
Adjusted cannabis gross profit [1]	$19,079	$10,122
Adjusted cannabis gross margin [1]	56.6%	49.3%
Adjusted distribution gross profit [1]	$10,959	$35
Adjusted distribution gross margin [1]	12.7%	3.1%
Net income (loss)	($7,929)	$54,774
Adjusted EBITDA [1]	$1,903	($9,530)

	Q2-2020	Q1-2020
Distribution revenue	$86,442	$95,327
Net cannabis revenue	$33,708	$30,785
Net revenue	$120,600	$126,112
Kilograms (or kilogram equivalents) sold [1]	7,062	5,969
Cash cost to produce dried cannabis / gram [1]	$1.11	$1.43
"All-in" cost of goods sold / gram [1]	$1.98	$2.52
Adjusted EBITDA from cannabis operations [1]	$3,386	$1,329
Adjusted EBITDA from businesses under development [1]	($3,547)	($4,234)
Adjusted EBITDA from distribution operations [1]	$2,064	$3,940
Cash and cash equivalents & marketable securities	$497,694	$464,319
Working capital	$675,917	$612,973
Capital and intangible asset expenditures - wholly-owned subsidiaries [1]	$8,230	$19,277

Net revenue for the three months ended November 30, 2019 was $120.6 million, an increase of 457% from $21.7 million in the same period last year.  Second quarter fiscal 2020 net revenues were lower when compared to the prior quarter net revenues of $126.1 million as a result of a decrease in distribution revenue from $95.3 million to $86.4 million associated with the change in the German government's medical reimbursement model and seasonality in CC Pharma. The decrease in distribution revenue was partially offset by an increase in net cannabis revenue of $33.7 million from $30.8 million. Net revenue includes over 5,567 kilogram equivalents sold for the adult-use market and 1,237 kilogram equivalents for medical cannabis sales.

The average retail selling price of medical cannabis (exclusive of wholesale), before excise tax, increased to $8.16 per gram in the quarter, compared to $7.56 in the prior quarter, primarily related to a higher percentage of total medical sales coming from Broken Coast in the prior quarter. The average selling price of adult-use cannabis, before excise tax, decreased to $5.22 per gram in the quarter, compared to $6.02 per gram in the prior quarter, primarily as a result of a change in sales mix. Customer demand exceeded the Company's supply capabilities in the second quarter as a result of the timing of Aphria Diamond's license receipt and as a short-term measure the Company purchased wholesale product from other Licensed Producers to supplement its near-term supply capabilities. Wholesale product purchases resulted in a higher cost and less margin opportunity for those sales.

Adjusted cannabis gross profit for the second quarter was $19.1 million, with an adjusted cannabis gross margin of 56.6%, compared to $15.3 million with an adjusted gross margin of 49.8% in the prior quarter. The increase in adjusted gross margin was primarily due to lower wholesale sales to other licensed producers which carry lower selling prices, as well as reduced cultivation costs in the quarter.

Adjusted distribution gross profit for the second quarter was $11.0 million, with an adjusted gross margin of 12.7%, compared to $12.2 million with an adjusted gross margin of 12.8% in the prior quarter.

Selling, general, and administrative costs in the quarter increased to $49.2 million from $41.4 million in the prior quarter, and increased from $27.5 million in the prior year. The increase from the prior quarter is mainly related to a $2.6 million increase in share-based compensation and a $4.4 million increase in selling, marketing and promotion primarily associated with increased sales.

Net loss for the second quarter of fiscal 2020 was $7.9 million, or a loss of $0.03 per share, compared to net income of $16.4 million, or $0.07 per share in the prior quarter, and net income of $54.8 million, or $0.22 per share for the same period last year. The decrease in net income was primarily due to provisions associated with the Company's Tier 3 passive investment portfolio.

Adjusted EBITDA increased $0.9 million to $1.9 million for the second quarter compared to $1.0 million in the prior quarter. Adjusted EBITDA from cannabis operations for the second quarter was $3.4 million compared to $1.3 million in the prior quarter. The adjusted EBITDA loss from businesses under development for the second quarter was $3.5 million compared to a loss of $4.2 million in the prior quarter. Adjusted EBITDA from distribution operations for the second quarter was $2.1 million, compared to $3.9 million the prior quarter. The increase in adjusted EBITDA is primarily attributable to increased sales in the Company's cannabis business.

[1] – In this press release, reference is made to adjusted cannabis gross profit, adjusted cannabis gross margin, adjusted distribution gross profit, adjusted distribution gross margin, adjusted EBITDA, net loss, adjusted EBITDA from cannabis operations, adjusted EBITDA from businesses under development, adjusted EBITDA from distribution operations, kilogram equivalents sold, cash costs to produce dried cannabis per gram, "all-in" costs to produce dried cannabis per gram and investments in capital and intangible assets – wholly-owned subsidiaries, which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's November 30, 2019 Management's Discussion and Analysis, filed on SEDAR and EDGAR.

Outlook

Carl Merton, Aphria's Chief Financial Officer commented, "We are updating our annual outlook with a little over four months left in our fiscal year to reflect certain market dynamics that have evolved relative to our initial expectations.  We look forward to generating an acceleration in our revenue and profit growth in the second half of the fiscal year and continue to believe the Canadian and international cannabis industry outlook remains robust. Aphria is well positioned for long-term sustainable growth as we continue to manage the controllable aspects of our business."

For fiscal year 2020, the Company is updating its guidance to primarily reflect certain market dynamics including a slower than expected retail location rollout in Ontario with more than 40 store openings still pending, the temporary banning of vape products in the Province of Alberta while it studies the impact of vape products, the higher costs of third-party supply as a result of the timing of the receipt of Aphria Diamond's license, and a slowing in CC Pharma's growth arising from recent changes in the German government's medical reimbursement model.  The Company expects the following for fiscal year 2020:

  Net revenue of approximately $575 million to $625 million, with distribution revenue representing slightly more than half of the total net revenue
  Adjusted EBITDA of approximately $35 million to $42 million

Conference Call

Aphria executives will host a conference call to discuss these results today at 8:00 am ET. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 1575423. A telephone replay will be available approximately two hours after the call concludes through January 28, 2020. To access the recording dial (855) 859-2056 and use the passcode 1575423.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

We Have A Good Thing Growing

About Aphria

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to Net Revenue and Adjusted EBITDA guidance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally, income tax and regulatory matters, including delays in the issuance of licenses, the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three months ended November 30, 2019, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

The schedule below is an excerpt of Aphria Inc.'s financial statements prepared on a basis consistent with IFRS for the three months ended on November 30, 2019 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This schedule does not contain all the information in Aphria Inc.'s financial statements that is important to you. You should read the financial statements and Management's Discussion and Analysis carefully to obtain a comprehensive understanding of Aphria Inc.'s financial statements and notes thereto under IFRS and related information.

Aphria Inc. Consolidated Statements of Income and Comprehensive Income (In thousands of Canadian dollars, except share and per share amounts)
		For the three months ended November 30,		For the six months ended November 30,
	Note	2019	2018	2019	2018
Revenue from cannabis products		$ 39,772	$ 23,378	$ 74,851	$ 36,670
Distribution revenue		86,442	1,146	181,769	1,146
Insurance recovery		450	--	450	--
Excise taxes		(6,064)	(2,856)	(10,358)	(2,856)

Net revenue		120,600	21,668	246,712	34,960

Production costs	5	13,894	10,400	29,348	15,234
Cost of cannabis purchased		735	--	735	--
Cost of goods purchased		75,483	1,111	158,587	1,111

Gross profit before fair value adjustments		30,488	10,157	58,042	18,615

Fair value adjustment on sale of inventory	5	12,391	8,328	19,677	12,533
Fair value adjustment on growth of biological assets	6	(21,492)	(4,154)	(46,645)	(13,665)

Gross profit		39,589	5,983	85,010	19,747
Operating expenses:
General and administrative	23	22,076	12,276	44,381	21,127
Share-based compensation	24	7,563	2,574	12,519	8,696
Selling, marketing and promotion		12,254	8,336	20,068	13,077
Amortization		5,896	2,617	10,904	5,891
Research and development		672	612	1,282	874
Transaction costs		691	1,123	1,426	1,988
		49,152	27,538	90,580	51,653

Operating income (loss)		(9,563)	(21,555)	(5,570)	(31,906)

Finance income (expense), net	25	(5,006)	4,855	(10,263)	5,914
Non-operating income, net	26	4,568	79,376	24,871	113,806

Income (loss) before income taxes		(10,001)	62,676	9,038	87,814

Income taxes (recovery)	15	(2,072)	7,902	526	11,864
Net income (loss)		(7,929)	54,774	8,512	75,950

Other comprehensive income (loss)
Other comprehensive income (loss)		(310)	--	(1,996)	--
Comprehensive income (loss)		$ (8,239)	$ 54,774	$ 6,516	$ 75,950

Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.		(7,876)	54,970	7,050	76,357
Non-controlling interest	22	(363)	(196)	(534)	(407)
		$ (8,239)	$ 54,774	$ 6,516	$ 75,950

Weighted average number of common shares - basic		251,833,217	244,873,891	251,468,984	235,166,745
Weighted average number of common shares - diluted		251,833,217	249,303,182	252,427,777	239,417,492

Earnings (loss) per share - basic	28	$ (0.03)	$ 0.22	$ 0.03	$ 0.32
Earnings (loss) per share - diluted	28	$ (0.03)	$ 0.22	$ 0.03	$ 0.32

Aphria Inc. Consolidated Statements of Financial Position (In thousands of Canadian dollars)
	Note	November 30, 2019	May 31, 2019
Assets
Current assets
Cash and cash equivalents		$ 497,694	$ 550,797
Marketable securities		--	20,199
Accounts receivable		60,695	25,488
Prepaids and other current assets	4	27,339	23,391
Inventory	5	152,196	91,529
Biological assets	6	34,370	18,725
Promissory notes receivable	14	39,200	39,200
Current portion of convertible notes receivable	11	16,926	11,500
		828,420	780,829
Capital assets	8	562,963	503,898
Intangible assets	9	384,671	392,056
Convertible notes receivable	11	8,365	20,730
Interest in equity investees	12	--	9,311
Long-term investments	13	34,977	64,922
Goodwill	10	669,663	669,846
		$ 2,489,059	$ 2,441,592
Liabilities
Current liabilities
Bank indebtedness	16	$ 2,443	$ --
Accounts payable and accrued liabilities		117,161	105,813
Income taxes payable		2,180	2,722
Deferred revenue		23,785	23,678
Current portion of lease liabilities	3	752	--
Current portion of long-term debt	17	6,167	6,332
		152,488	138,545
Long-term liabilities
Lease liabilities	3	5,849	--
Long-term debt	17	132,189	60,895
Convertible debentures	18	358,081	421,366
Deferred tax liability	15	85,106	87,633
		733,713	708,439
Shareholders' equity
Share capital	19	1,665,744	1,655,273
Warrants	20	1,336	1,336
Share-based payment reserve		40,742	36,151
Accumulated other comprehensive loss		(2,115)	(119)
Non-controlling interest	22	27,875	28,409
Retained earnings		21,764	12,103
		1,755,346	1,733,153
		$ 2,489,059	$ 2,441,592

	For the three months ended November 30,		For the six months ended November 30,
	2019	2018	2019	2018
Net income (loss)	$ (7,929)	$ 54,774	$ 8,512	$ 75,950
Income taxes (recovery)	(2,072)	7,902	526	11,864
Finance (income) expense, net	5,006	(4,855)	10,263	(5,914)
Non-operating (income) loss	(4,568)	(79,376)	(24,871)	(113,806)
Amortization	12,313	4,154	21,531	8,860
Share-based compensation	7,563	2,574	12,519	8,696
Fair value adjustment on sale of inventory	12,391	8,328	19,677	12,533
Fair value adjustment on growth of biological assets	(21,492)	(4,154)	(46,645)	(13,665)
Transaction costs	691	1,123	1,426	1,988
Adjusted EBITDA from businesses under development	3,547	3,327	7,781	6,463
Adjusted EBITDA from distribution operations	(2,064)	130	(6,004)	130
Adjusted EBITDA from cannabis operations	$ 3,386	$ (6,073)	$ 4,715	$ (6,901)

	For the three months ended November 30,		For the six months ended November 30,
	2019	2018	2019	2018
Adjusted EBITDA from cannabis operations	$ 3,386	$ (6,073)	$ 4,715	$ (6,901)
Adjusted EBITDA from businesses under development	(3,547)	(3,327)	(7,781)	(6,463)
Adjusted EBITDA from distribution operations	2,064	(130)	6,004	(130)
Adjusted EBITDA	$ 1,903	$ (9,530)	$ 2,938	$ (13,494)

View original content to download multimedia:http://www.prnewswire.com/news-releases/aphria-inc-announces-third-consecutive-quarter-of-positive-adjusted-ebitda-and-a-46-increase-in-adult-use-cannabis-revenue-from-prior-quarter-300986389.html

SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2020/14/c6750.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:00e 14-JAN-20